FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Relevant fact dated June 30, 2003 regarding resignation of Fernando Cañas and appointment of Oscar Von Chrismar.

2.	Press release dated June 30, 2003, titled, “Fernando Cañas Named to Top Executive Position at Santander Central Hispano in Spain Oscar Von Chrismar Named New Chief Executive Officer of Banco Santander Chile.”

ITEM 1

Santiago, June 30, 2003

Mr. Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Mr. Superintendent,

In conformity with Articles 9 and 10 of Law 18,045, we inform you that in an Extraordinary Board Meeting held today by Banco Santander-Chile, the resignation of Fernando Cañas Berkowitz as Chief Executive Officer of the Bank as of July 31, 2003 was accepted.

In the same Board Meeting, Mr. Oscar von Chrismar Carvajal was appointed as the new Chief Executive Officer of Banco Santander-Chile as of August 1, 2003.

Best regards,

FERNANDO CAÑAS BERKOWITZ

          Chief Executive Officer

cc:	Santiago Stock Exchange

Valparaíso Stock Exchange

Electronic Stock Exchange of Chile

Securities and Exchange Commission

Banco Santander Chile	ITEM 2

FOR IMMEDIATE RELEASE

FERNANDO CAÑAS NAMED TO TOP EXECUTIVE POSITION AT

SANTANDER CENTRAL HISPANO IN SPAIN

OSCAR VON CHRISMAR NAMED NEW CHIEF EXECUTIVE

OFFICER OF BANCO SANTANDER CHILE

Santiago, Chile, June 30, 20031.    The Executive Committee of Santander Central Hispano has named Mr. Fernando Cañas Berkowitz as Managing Director in charge of Grupo Santander’s means of payment business in Latin America. This includes, among other things, the credit and debit card payment systems. Currently, Mr. Cañas is Chief Executive Officer of Banco Santander Chile. Fernando Cañas has more than 25 years of experience in the Chilean banking system. He recently led the successful merger of Banco Santander Chile and Banco Santiago, creating the largest Bank in Chile. Mr. Cañas has also been the President of MasterCard International for Latin America and the Caribbean.

The Board of Directors of Banco Santander Chile has named Oscar von Chrismar Carvajal as the new Chief Executive Officer of the Bank. Mr. von Chrismar will assume his new position August 1, 2003 and is currently the Corporate Director of Wholesale Banking at the Bank. Prior to the merger Mr. von Chrismar was CEO of former Santander Chile.

According to figures published by the SBIF for the month of March 2003, Santander Chile was the largest bank in Chile in terms of loans. The Bank also has the largest distribution network with 346 branches and 1,104 ATMs. The Bank has the highest credit rating among all Latin American banks with a Baa1 rating from Moody’s and A- ratings from Standard & Poor’s and Fitch, which are the same ratings assigned to Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander Chile.

CONTACTS:

Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

1 Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: July 1, 2003	By:	/S/ GONZALO ROMERO
		Name:	Gonzalo Romero
		Title:	General Counsel